SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 28, 1999

BIRMAN MANAGED CARE, INC.

(Exact name of Registrant as specified in its charter)

Delaware	333-11957	62-1584092
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. EIN)

1025 Highway 111 South, Cookeville, Tennessee	38501
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (931) 372-7800

NO CHANGE

(Former name or former address, if changed since last report)

Item 5. Other Events.

Effective the close of business on October 28, 1999, Birman Managed Care, Inc. was delisted by NASDAQ. Presently, Birman Managed Care, Inc. (trading symbol BMAN) is quoted on the OTC Bulletin Board (www.otcbb.com).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BIRMAN MANAGED CARE, INC.

By: /s/ David N. Birman

David N. Birman, M.D., Chairman

Dated: November 5, 1999